Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836




         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TURNWORKS, INC. ON JANUARY 9, 2002.

                                    TurnWorks



NEWS RELEASE


FOR IMMEDIATE RELEASE
Wednesday, January 9, 2002
                                                                        Contact:
                                                                  Alison Russell
                                                          Communications-Pacific
                                                                  (808) 543-3542


       Merged Airline Offers Furlough Protection to Majority of Employees


HONOLULU - TurnWorks Inc., the firm coordinating the merger of Aloha and Hawaiian airlines, today made an offer that avoids furloughs for work groups that represent approximately 3,600 employees, or more than 70 percent of all active represented employees of the combined carriers.

An offer was presented to the Association of Flight Attendants (AFA) that would provide them with protection from furloughs resulting from the merger. In order for the furlough protection to become effective, the flight attendants will need to combine seniority lists and agree to accept, with minor modifications, the recently negotiated 42-month contract of Hawaiian Airlines' AFA by the date the merger closes. There are many similarities between the new Hawaiian AFA agreement and the current Aloha AFA agreement, including pay rates.

A similar offer was made today to the International Association of Machinists
(IAM), applicable to employees in the following work groups: Customer Service Agents, Terminal and Ramp Agents, Cargo Handlers, Reservation Agents and Contract Services. The offer requires the combination of seniority lists and acceptance, with minor modifications, of the recently negotiated 42-month contract of the Hawaiian IAM by the date the merger closes. The pay rates and other terms in the new Hawaiian IAM agreement are very similar to the pay rates in the current Aloha IAM agreement.

Randolph Kauhane, IAM assistant general chairman, said, "I truly believe the company is committed to minimizing furloughs. The IAM looks forward to further discussions for the other work groups the IAM represents."

"We are committed to treating the professional men and women of the airlines fairly in the merger process," said Greg Brenneman, chairman and CEO of TurnWorks, Inc. "The cost savings generated from quick resolution of seniority and contract issues are being passed on to these employees in the form of furlough protection. I have enjoyed meeting the employees of Aloha and Hawaiian and I am committed to working with them to make the merged carrier a great place to work."

Working closely with each airline's management, TurnWorks is currently developing a new flight schedule and determining the new airline's fleet requirements. This will allow it to determine the staffing and training needs for the other work groups. Employee representatives also are exploring options such as early retirement, job sharing and voluntary leaves to further reduce the need for furloughs.

Representatives of each airline's management and TurnWorks will work through the elected representatives of the employees to reach agreement on all contract issues. The furlough protection does not apply to the employees already furloughed as a result of the events of September 11. However, Brenneman said, once the merger is completed, the merged carrier plans to grow and create jobs so that everyone can come back to work.

"We will make offers to limit the number of furloughs as quickly as we can to reduce the uncertainty for employees," Brenneman said. "We do not yet have enough information on the schedule or the fleet to determine the staffing needs of the other work groups, but we will provide these answers to the other employees as soon as we can. Furloughs and layoffs cannot be avoided entirely, but we hope to be able to minimize the number of affected employees."


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      Cautionary Statement

      This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

      Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.




Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).






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